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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Canisco Resources, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  670309103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James Wiggins, Phronesis Partners, L.P., 2206 Beachwood Road
             Amelia Island, FL 32034; (904) 277-3150

     (Date of Event which Requires Filing of this Statement)

                         August 1, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  670309103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Phronesis Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         89,300


8.  Shared Voting Power:


9.  Sole Dispositive Power:

         89,300

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         89,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.11%

14. Type of Reporting Person

         PN














































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CUSIP No.:  670309103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James Wiggins

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         89,300


8.  Shared Voting Power:


9.  Sole Dispositive Power:

         89,300

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         89,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.11%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Phronesis Partners, L.P. and James Wiggins (the "Reporting Persons") in the Common Stock (the "Common Stock") of Canisco Resources, Inc. (the "Issuer") has decreased from 5.15% to 4.11% of the Common Stock outstanding. All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 89,300 shares of the Common Stock (the "Shares") of the Issuer. The funds for the purchase of the Shares held in Phronesis have come from Phronesis' own funds. No leverage was used to purchase any Shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 89,300 Shares. Based on Issuer's filing on Form 10-K on June 30, 1997, as of March 31, 1997 there were 2,170,540 shares of Common Stock in the Issuer outstanding. Therefore, the Reporting Persons are deemed to beneficially own 4.11% of the outstanding shares of Common Stock. The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock on August 1, 1997. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during sixty days prior to August 1, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.





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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the reporting persons during 60 days prior to August 1, 1997 through the date of this filing is filed herewith as Exhibit A.










































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

                             PHRONESIS PARTNERS, L.P.

                             By: James Wiggins

                                 /s/ James Wiggins
                                 _____________________________
                                James Wiggins, General Partner


                                /s/ James Wiggins
                               ________________________________
                                James Wiggins

August 12, 1997





























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                            AGREEMENT

         The undersigned agree that this Amendment No. 1 to
Schedule 13D dated August 12, 1997 relating to the Common Stock of Canisco Resources, Inc. shall be filed on behalf of the undersigned.

                             PHRONESIS PARTNERS, L.P.

                             By: James Wiggins, General Partner


                             By: /s/ James Wiggins
                             _____________________________
                              James Wiggins, General Partner



                             /s/ James Wiggins
                             _________________________________
                              James Wiggins































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                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
                    or (Sold)
  ____          ________________          _______________

7/31/97             (3,000)                    $1.875
8/1/97              (3,000)                     2.25
8/5/97              (8,500)                     2.25
8/6/97              (3,000)                     2.125
8/7/97              (3,000)                     2
8/8/97              (3,000)                     2






































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